

July 6, 2010

Mr. Thomas M. Joyce
Chairman and Chief Executive Officer
Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

>   **Re: Knight Capital Group, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 24, 2010**
>   **Proxy Statement on Schedule 14A**
>   **Filed April 7, 2010**
>   **File No. 001-14223**

Dear Mr. Joyce:

We have reviewed your above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Consolidated Statements of Operations, page 60

1.   It appears that you have included anti-dilutive securities in the computation of diluted earnings per share from discontinued operations. Please revise in future filings to exclude anti-dilutive securities from your calculation.

Note 12. Writedown of Assets and Lease Loss Accrual, page 82

2.   We note that it is your policy to accrue future lease costs, less sub-lease income, when leased space is determined to be "in excess" of your anticipated needs. We also note that in 2009 you recorded a $13.1 million benefit for the reversal of a previously recorded loss

because management decided to build out and occupy excess space. In that regard, please tell us how you determined that the costs to be incurred under the J.C. operating lease would not result in an economic benefit over its remaining term. Refer to ASC 420-10-25-11. In your response, please tell us if the excess space was physically segregated or otherwise conducive to sub-lease.

Note 13. Discontinued Operations, page 83

3.   We note that you expect the purchase price of Deephaven to be zero. In that regard, please tell us and disclose in future filings why you have not recorded a loss on sale as a component of discontinued operations.

Proxy Statement on Schedule 14A

Compensation Components, page 14

Performance-Based Annual Awards, page 14

4.   We note that performance-based compensation for your named executive officers other than your chief executive officer is based on "broad performance objectives" as determined by your chief executive officer. Please tell us what these performance objectives for 2009 were, and confirm that you will include similar disclosure in future filings. Note that disclosure should be provided on an individual basis for each named executive officer.

5.   We note that one element of determining your named executive officers' compensation includes a comparison with pay levels of comparable positions in the marketplace. Please tell us if you target the pay level to a certain percentage and where actual compensation fell in relation to the target. Confirm that you will include similar disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel